SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

TRANSITION REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from December 30, 2003 to December 31, 2003

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.
SALARY REDUCTION
PROFIT SHARING PLAN

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31 AND 30, 2003

CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-7

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of assets (held at end of year)	8

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Lithia Motors, Inc.
Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31 and 30, 2003 and the related statement of changes in net assets available for benefits for the one day period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31 and 30, 2003, and the changes in the net assets available for benefits for the one day period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medford, Oregon
April 30, 2004

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 30,
	2003	2003

ASSETS
Investments, at fair value
Registered investment companies	$ 23,852,113	$ 23,828,024
Interest-bearing cash	4,287,319	4,291,295
Lithia Motors, Inc. Class A Common Stock	4,121,389	4,219,225
Participant loans	1,515,644	1,566,218

	33,776,465	33,904,762

Employer's contribution receivable	497,711	497,711

	34,274,176	34,402,473

LIABILITIES
Excess participant contributions payable	82,943	82,943

NET ASSETS AVAILABLE FOR BENEFITS	$ 34,191,233	$ 34,319,530

See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
ONE DAY PERIOD ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net depreciation in fair value of investments	$ (79,363)
Interest and dividends	-

(79,363)

Contributions
Employer's	-
Participants'	2,564

2,564

(76,799)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	51,448
Administrative expenses	50

51,498

NET DECREASE	(128,297)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	34,319,530

End of year	$ 34,191,233

See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Lithia Motors, Inc. and its subsidiaries (the Company) who have one year of service with at least 1,000 hours of service, are age 21 or older and who are not members of a union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company, and as a result, the Plan, have grown primarily due to the Company's acquisition and integration of automobile dealerships and by obtaining new dealer franchises. As the Company continues to grow and to acquire dealerships, the existing retirement plans at the acquired dealerships, if any, are terminated. Employees of the acquired dealerships are given the option of participating in the Plan and are given credit for years of service prior to the acquisitions.

Contributions - Each year, the Company contributes to the Plan an amount determined annually by the Company's senior management. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers various registered investment companies managed by Morgan Stanley as well as shares of Class A Common Stock of the Plan sponsor, Lithia Motors, Inc.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined.. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 5.0% to 10.5% . Principal and interest are paid ratably through semimonthly payroll deductions.

Payment of Benefits - Participant balances attributable to participants who had withdrawn from the Plan but whose balances had not been paid approximated $108,500 at December 31, 2003. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1-Description of Plan (continued)

Forfeited Accounts - For the one day period ended December 31, 2003, there were no forfeited non-vested accounts. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not reflected in these financial statements.

Reclassifications - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements. These reclassifications have no effect on the previously reported net increase in net assets available for benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets.

	December 31,	December 30,
	2003	2003

Registered investment companies
Morgan Stanley Liquid Asset	$4,287,319	$4,291,295
Calvert Income A	$2,646,565	$2,638,300
Morgan Stanley S&P 500 Index A	$3,985,205	$3,974,517
Van Kampen Comstock A	$2,263,583	$2,259,440
Oppenheimer Intl Growth A	$1,819,195	$1,787,236
Davis New York Venture A	$2,520,125	$2,518,710

Lithia Motors, Inc. Class A Common Stock	$4,121,389	$4,219,225

For the one day period ended December 31, 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the period, depreciated in value as follows:

Registered investment companies	$9,490
Lithia Motors, Inc. Class A Common Stock	(88,853)

$(79,363)

     LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,	December 30,
	2003	2003

Net assets available for benefits per
the financial statements	$ 34,191,233	$ 34,319,530
Employer contributions receivable
not accrued on Schedule H
of Form 5500	(497,711)	(497,711)

Excess participant contributions payable
not accrued on Schedule H
of Form 5500	82,943	82,943

Net assets available for benefits per
Schedule H of Form 5500	$ 33,776,465	$ 33,904,762

NOTE 7 - FISCAL YEAR CHANGE

Effective December 2003, the Plan changed from a fiscal year end of December 30 to December 31.

NOTE 8 - EXCESS PARTICIPANT CONTRIBUTIONS

Contributions received from participants for 2003 are net of payments of $82,943 made in March 2004 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-0572810 PN 003

	(b) Identify of issue, borrower, lessor, or	(c) Description of investment including maturity date, rate of		(d)	(e) Current
(a)	similar party	interest, collateral, par, or maturity value		Cost	value

*	AIM Balanced A	Registered Investment Company	28,473.9898 shares	N/A	$ 685,352
*	Morgan Stanley American Opp. A	Registered Investment Company	39,052.7398 shares	N/A	880,537
*	Oppenheimer Intl. Growth A	Registered Investment Company	108,646.5842 shares	N/A	1,819,195
*	ING Small Cap Opport. A	Registered Investment Company	52,902.2357 shares	N/A	1,220,203
*	Morgan Stanley Information A	Registered Investment Company	99,716.3753 shares	N/A	1,024,216
*	Morgan Stanley Liquid Asset	Registered Investment Company	4,291,294.9839 shares	N/A	4,287,319
*	Morgan Stanley S&P 500 Index A	Registered Investment Company	331,209.7447 shares	N/A	3,985,205
*	Morgan Stanley Total Return A	Registered Investment Company	39,816.9095 shares	N/A	578,821
*	Morgan Stanley US Govt. Sec. A	Registered Investment Company	119,221.4943 shares	N/A	1,104,385
*	Van Kampen Aggressive Growth A	Registered Investment Company	134,452.1625 shares	N/A	1,633,553
*	Van Kampen Comstock A	Registered Investment Company	141,835.5362 shares	N/A	2,263,583
*	Van Kampen Emerging Markets A	Registered Investment Company	75,524.4840 shares	N/A	868,056
*	Calvert Income A	Registered Investment Company	154,829.7848 shares	N/A	2,646,565
*	Eaton Vance World Health A	Registered Investment Company	157,010.9532 shares	N/A	1,563,336
*	Davis New York Venture A	Registered Investment Company	91,556.1462 shares	N/A	2,520,125
*	Alger Capital Appreciation Instl. A	Registered Investment Company	92,202.6497 shares	N/A	1,058,981
*	Lithia Motors Co Stock	Other Investments	232,104.8352 shares	N/A	4,121,389
	Participant Loans	Interest Rates (5.0% to 10.5%)		-0-	1,515,644

					$ 33,776,465

N/A - Cost is not applicable as these are participant directed investments.

* - Party in interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 9, 2004	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN TRUST
By: /s/ Linda Ganim
Linda Ganim, Trustee

Exhibit 23.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-43593 of Lithia Motors, Inc. on Form S-8 of our report dated April 30, 2004 appearing in this Annual Report on Form 11-K of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan for the one day period ended December 31, 2003.

/s/ Moss Adams LLP

Medford, Oregon
June 7, 2004